Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 17, 2021

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EDITED TRANSCRIPT

KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

EVENT DATE/TIME: AUGUST 17, 2021 / 4:00PM GMT

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

CORPORATE PARTICIPANTS

Jean-Jacques Ruest Canadian National Railway Company - President, CEO & Director

Patrick J. Ottensmeyer Kansas City Southern - CEO, President & Director

Paul Butcher Canadian National Railway Company - Vice-President of IR

CONFERENCE CALL PARTICIPANTS

Amit Singh Mehrotra Deutsche Bank AG, Research Division - Director and Senior Research Analyst

PRESENTATION

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Okay. Good afternoon, everyone. Welcome back to Deutsche Bank’s 2021 Transportation Conference. My name is Amit Mehrotra, transportation and maritime shipping analyst here at Deutsche Bank. We recently heard from Union Pacific. I’m now very pleased to welcome live and in person, I don’t think I’ve said that a long, long time, so I appreciate you, JJ and Pat for being here in person here at our Deutsche Bank’s headquarters on

60 Wall Street. The CEOs of both Canadian National, JJ Ruest; and Kansas City Southern, Pat Ottensmeyer. We’re also joined by Mike Upchurch, CFO of the KCS; Paul Butcher; and Ashley Thorne, CN and Kansas City’s Vice Presidents of Investor Relations.

So all 5 of you, thank you so much for joining us. You have a lot going on. So we really appreciate you joining Deutsche Bank’s conference and the shareholder vote so close to coming up in the next few days or so. So let me hand it over to Paul Butcher to begin with the prepared remarks, he’ll hand it over to JJ and Pat. And then after their prepared remarks, we’ll get into Q&A. Paul?

Paul Butcher - Canadian National Railway Company - Vice-President of IR

All right. So thank you, Amit. Before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information available at the beginning of the presentation. As a reminder, today’s webcast contains certain projections and other forward-looking statements within the meaning of the U.S. and Canadian securities laws. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our core cautionary statements regarding forward-looking statements in our presentation.

So with that, I’ll now turn it over to CN’s President and Chief Executive Officer, JJ Ruest; as well as KCS’ President and Chief Executive Officer, Pat Ottensmeyer.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Well, thank you, Paul, and thank you, Amit. And it’s great to be here with Pat doing some presentation marketing all day in New York. So delighted to speak with you today about our partnership with KCS. It’s a historic moment, a very significant moment for CN and KCS to come together, talk about the proposed merger or proposed combination, very excited about the future. I’m also excited to be in New York at 60 Wall Street. It’s been a while since we’ve been in New York and looking forward to be able to do this on a more regular basis in the weeks and months to come.

So some key messages. The CN-KCS remained a superior combination and the best solution for KCS. Very recently, the KCS Board of Director unanimously determined that CN proposal continue to be superior. It’s a true competitive end-to-end merger. And when you look at the fact that we filed under the new rule, I think it was already getting in line with the executive order of President Biden. We have overwhelming support from stakeholders and independent third parties, over 750 letters, as you know of support for our merger and our voting trust of vote.

And we view these letters as support in both ways.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

One is support for the CN-KCS combination, but also support for doing a transaction, a rail transaction under the new rule. And there hasn’t been a transaction a long time. And I think those who are — have a voice in the rail transaction also support very much that this transaction should take place under the new rule, which is a quite significant difference than under the old rules.

Looking forward to a positive response from the STB on our bonding trust. The STB has said that they expect to have a decision by August 31, and we’re looking very much forward to that. So Pat?

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

Okay. Thanks, JJ. Thanks, Amit, and welcome, everyone. I just want to make a couple of comments on this slide before we move on, and that is, as many of you know, we, KCS, has a shareholders’ meeting scheduled for Thursday, August 19. We are moving forward with that shareholders’ meeting. You probably saw our announcement last week.

Actually 2 elements that I think are worth highlighting. One is that our Board, as JJ mentioned, unanimously determined that the most recent proposal from CP was not superior to the CN offer that we have in front of us. And that the Board also deemed that it was unlikely to develop into a superior offer. We are totally focused on moving forward with the CN vote and transaction.

We also announced in response to the STB’s self-imposed deadline of August 31, that in the event that we do not have a decision from the STB by this evening, by close of business this evening, I think at 7 p.m. Eastern Time, 6 p.m. Central Time, we will immediately adjourn the meeting on the 19th, Thursday. And at that time, we will announce the new meeting date. But if we do not have a decision from the STB, we think that is a very important information for shareholders. We’re not going to ask shareholders to make a commitment without having that information, we will adjourn, and we will reconvene at a time that we will announce on Thursday and after we have a decision from the STB on the voting trust. JJ, back to you.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Let’s go to Page 5. We just want to reiterate some of the key elements of the CN proposal. So it’s $325 per share, $200 of cash and 1.129 CN shares for each KCS shares that gives opportunity to KCS shareholders participate in the long-term upside. It’s $25 more than the CP latest offer. So it is a full $2.2 billion of value. So it is significant.

The combined entity will establish a premier kind of U.S.-Mexico railway, which is, by the way, a much needed new North-South supply chain network that really needs to put in place, to really max — to make full use of the recently reviewed and re-signed USMCA. Quite significant synergies of $1 billion-plus, mainly driven by ESG positive conversion truck to rail. As time goes on during the course of the summer and doing more home work, we’re even more confident about the synergies that we have first worked out in early April, when we made the offer early days.

We believe we have a low execution risk. We have fully committed financing for a transaction, and we have a plain vanilla trust, the same way as CP has. I think it does what it does, it should work very well, and we have a good track record in M&A acquisition at CN. We bought, over the years, big and small railroad and one of the ones that people know probably the best is the Illinois Central. And just as a reminder, we don’t need a CN shareholders vote for — to complete the transaction.

If we go to the next page, Page 6, which is highly strategic. This new network will probably be one of the most compelling network around the rail industry, extending all the way from Mexico City, all the way north to Montreal, Toronto and West Vancouver and Calgary. We will really exploit, be in a good position to exploit world trade from all 3 coasts to any part of the hinterland in North America, but also we will compete and compete real hard and provide customers choices for long-haul intermodal between the 3 countries. Therefore, as I said earlier, we have a high conviction on our synergies as much the cost and the revenue. And on the revenue, the synergies in both carload, merchandise, bulk, selective bulk commodities as well as intermodal, when it’s conversion from the highway or diversion from other railroad. And all of this should be very accretive to the CN and KCS shareholders.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

We go on to Page 7. Just as a reminder to investors that CN has been a pioneer and the first railroad to really drive the operating — significant operating ratio improvement and do what’s now known today as a precision scheduled railroading or back at the time scheduled railroading and doing that ahead of the industry. It’s part of our DNA, it’s how we look at cost and assetization. This foundation allowed us to expand a fast-growing consumer market, because after — once you’ve done a lot of PSR, eventually, you got to turn where the big potential of freight long term is, which is a consumer market and the consumers tend to consume product that moves around in truck and therefore, that’s the world of intermodal. And over time, our mix of business has shifted towards a little more intermodal and less bulk. over time, our mix of business has shifted towards a little more intermodal and less bulk.

In recent years, we have been focused on technology investment as well. Part of the future of the rail industry, including this compelling network, is also to use more technology in places like maintenance, preventive maintenance, how we manage oil commodity, fuel efficiencies, and also how we interact with our customers, how we create supply chain that are closer to the supply chain, our customers’ experience when they deal with intermodal companies or when they deal with a trucking companies so that we make it easier for them to use the benefit of rail, which is so much better in terms of fuel efficiency, but also in terms of costs.

During this period of time since the IPO, CN has done 5 major acquisition and our — and we will continue to drive growth, profitable growth, continue to invest in technology and then focused on operational excellence, but at the same time, also different areas of top line expansion, where there is business available to us, not just the bulk business.

And maybe Pat, do you want to talk about the cross-border advantage that we’re putting together?

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

Okay. I’m moving on to Slide 8. Just a few key metrics here for the KCS system. Most of you have probably heard us talk, draw a lot of attention to our cross-border volume, which has been the fastest-growing area of our business, touching many of our business units. But certainly, the core of our franchise is that stretch between Shreveport and East Texas down into Monterrey, Mexico, across the Laredo gateway. This is a very strategic gateway for us. We are the only railroad to operate on both sides of the U.S.-Mexico border at the Laredo gateway. Laredo, as you probably know, handles about 50% of the U.S.-Mexico surface trade, including truck.

As you can see here, our franchise cross-border volume growth has been 11% over the last 10 years. So this has been a very fast-growing area. We expect it to continue to grow as JJ mentioned, as a result of the USMCA. We have trade certainty between U.S. and Mexico and Canada for that matter. And then some of our fastest-growing commodity groups are cross-border, with refined fuel products being the most recent oversized growth area for us. We’ve had a little bit of a hiccup in that area recently. But that has to do more with some permitting and regulatory changes on the Mexico side that ultimately we will work through. And then Intermodal and Automotive, big opportunities for cross-border growth. And as you know, that intermodal growth is a big part of the revenue synergies for the combined CN and KCS network.

Moving to the right side of the slide here, you can see Intermodal has — cross-border Intermodal growth has greatly exceeded our overall cross-border traffic growth. This has been one of the fastest-growing areas in our portfolio for several years. And in spite of the fact that we’ve shown consistent double-digit very extraordinary growth rates over a long period of time, we still handle only about 6% of the available market for cross-border traffic compared to trucks.

So there is a lot of opportunity. It’s a large market. We have a small share. It’s a growing market. USMCA will continue to drive growth there. And as we’ll talk about, I’m sure, the single-line network that CN and KCS offers with a single-line service between Central Mexico or some of the fastest-growing industrial markets in North America are located all the way to Chicago, Detroit, Toronto with a single-line service option will help us drive this market share and growth for many years to come.

On the bottom, you can see other performance metrics. Our operating ratio has declined very substantially over the last 10 years to the point where we are right in the mix and occasionally at the front of the pack in terms of operating ratio performance and earnings per share growth at 12% is excellent as well.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Moving on to Slide 9. JJ touched on some of this, the characteristics of the CN-KCS combination, the fact that we’re offering new single-line service to markets that — the new markets for our shippers for our customers, the advantages of single-line service particularly in premium service sensitive commodities like automotive, finished vehicles and intermodal. This is a real enhancement to competition, just because of the single-line nature of the network and the markets that we connect.

In addition to that, the commitments that have been made as part of the merger approval for open gateways, we have gateways — existing gateways open on commercially reasonable terms, greater price transparency and dispute resolutions involving binding arbitration, which should be very attractive to shippers who want quicker resolution of rate disputes and other commercial disputes. That is a very attractive package in addition just to the nature of the network, creating new competitive options. So we think this is a combination that will be very attractive to the shipper universe.

We get a lot of questions about the executive order, the presidential executive order, you can see on the right side of this slide. When you really cut through it and look at what the executive order says, specifically related to rail, it’s very similar to the language, even some of the same words that are used in the new rules under the STB, major merger rules criteria. So we don’t see anything in the executive order that raises the bar or changes the standard at all. And the fact that the CN-KCS combination is going to be evaluated under the new rules, and the commitments that CN has made for open gateways, bottleneck pricing, pricing transparency, dispute resolution, it’s really pretty clear that this combination is pro competitive. It enhances competition and no shipper will be left with a loss of options that they have prior to the merger.

And then finally, comments on Slide 10, the path to completion. We touched on this earlier. The next major milestone is the shareholder meeting on August 19. I think I hopefully explained that pretty well before we are planning to proceed with that meeting. If we do not have a decision from the STB, we will immediately adjourn, and we’ll announce the new meeting date on Thursday. And of course, if the STB decision is different than what we expect, shareholders will have the opportunity to change their vote if it’s something that they don’t like. We — I do — I know there are shareholders in the audience. We would like to ask for your support. Your vote is important. We think the signal that your vote will send, a clear signal to the STB and others that the KCS shareholders want to move forward with the CN deal. So the commitment that we’ve made that we will wait for the STB decision to conclude the meeting, hopefully gives you comfort that you can go ahead and vote today or tomorrow for the merger and send that signal and keep this transaction on a timetable to move forward as quickly as possible.

So with that, I’ll pass it back to JJ.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

So if you go on Page 11, just to wrap it up, we’re more confident than ever in this unique benefit of the CN-KCS combination of what we can create by coming together. Synergies are significant, whether you look at costs, but even more so on the revenue side, whether it’s carload, merchandise, selected bulk commodity, intermodal conversion from the highway or intermodal diversion from other networks. How we can deploy technology in a bigger network and get the benefit of that on safety and cost and also the effort on ESG, how we can continue to drive fuel efficiency over a bigger network.

It’s a combination that’s really is pro-competitive merger, with broad benefit to stakeholders, especially people who are users of the network, either the customers or people who are part of the supply chain, like port operators and terminal operators. We are — we’ve made the pledge way before the executive order of the president came out about remedy to bottleneck, commercial binding arbitration for one that we can’t quite agree on term with customers, open gateway, open gateway pricing visibility for those of you who understand a little better, it’s a rule on pricing. Customers get to influence the gateway we’re going to be using. And also, they have pricing visible over more than one gateway so they can negotiate better with all the carrier et cetera, et cetera, all these things will really enhance competition and be in line with the spirit of the executive order, but also this pivot of the 1,700-plus customers and stakeholders who supported us, will also, at the same time, support the fact they like to see the next rail merger, this one, in particular, to be done under a new rule.

And just finally, what we’re going to be putting together, it is probably going to be the most compelling network among the rail in North America. But the time this thing comes together and USMCA is coming towards full coming of age, we know this network will be quite powerful. And my view is, it will also be one of the enablers of the North American economy to help in creating jobs and helping also to resolve some of the very long, long supply chain from China. That some of that maybe is time to relocate at least some of it within the continent.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

So on that Amit, we’ll turn it to your questions.

QUESTIONS AND ANSWERS

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Okay. Great. I know we have several hundred people on this webcast. So I think they appreciated that comprehensive presentation. We have some time for questions. It’s not a lot of time, so I’m just going to get into it.

JJ, I want to get your and Pat’s conviction of the voting trust have been pretty steadfast. And I want to dig into that a little bit. I think maybe when looking at the STB decision on CPs voting trust back in May, something that may have gotten missed is the fact that the comment that they made that regardless of which merger rule applies, they need to look at the voting trust on a full review basis. And of course, it was a vote, not just an affirmation, it was a full vote which is not even required into the pre-2001 merger rule.

So talk to us about why you’re so convinced that in the voting trust approval, do you believe the points that I raised or maybe other points that maybe I haven’t raised, kind of support the fact that the STB is looking at the CN voting trust exactly the same way that they approved the CP one?

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

So first of all, we fundamentally believe that this transaction — it’s been 20 years since the failed [CNBN]. And a lot have changed since then, KCS is much bigger. The rail industry is bigger. Customers’ expectations also evolving, and we think this transaction to be looked under the new rule. So we did volunteer under the new rule, the new rule requires a little more definitely more submission, more meaning to be submitted to the STB. We believe that of every thing we’ve done in the filing would cover it very well. The — making sure that KCS remain free after running their business independently, keep the management, continue to spend their capital and be in great shape regardless of the addition of the STB, whether they approve they approve the transaction or not.

In terms of the financial health of KCS, obviously, what I just said covers that. The financial health towards CN, we’ve provided everything and anything, I think that the STB need to really see the CN balance sheet historically, has been one of the strongest. We’ve been buying less share than others. We have been keeping up our drive over the last 2 decades or data we could do our rail transaction. And now we are using it. We made a commitment to bringing our debt back to a lower level, and we could provide the time line we share all the information with the credit agency. And I think there, we also addressed the concern and a question of the STB.

And we’re already — in this filing, we’re already planting the seeds of what will be enhanced computation even though it may not have been required for taking the voting trust itself, we already provided a number of statement commitment that we will go into a lot of this will be greater detail with the STB when it’s starting to actually solicit the support for the merger itself.

So I think we are covering all the bases, and we’re also in line with the view, the need of the time of stakeholders, of customers and those who are around the rail industry will depend on us for what we do. And these letters support as much as the CN-KCS transaction are supporting a newer way, maybe more and more modern way of railroading and of competing, which is really the new group.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Yes. And I wanted to ask about this dynamic of maintaining competition versus enhancing competition. I mean if you read submissions by CN itself, there’s over 340 customers that overlap. There’s 180 route miles that overlap. I mean you’ve addressed it in terms of potential divestitures to remedy that but just the very fact of so many overlapping customers and 180 route miles, that seem a lot in the grand scheme of things, but it’s 108 route miles. How do you think about how that filters to the STB with respect to enhanced competition?

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

So this is where there is divergent view on the facts. When there’s really an overlap is when CN and KCS have a running parallel line between New Orleans (inaudible) and it’s truly 2 for 1. And in this 2 for 1, really the best way to recreate the 2 for 1, the competition, is to have allow another railroad, short line operator Class 1 infrastructure fund to buy the asset from us and then recreate 2 for 1. The remaining number that you’re talking about, they are really more — the customers who are typically on (inaudible). An example of that being San Luis, where the so-called overlap exist because both CN and KCS as well as the other 5 — 4 or 5 other Class 1 railroad connect with the [TTRA].

So these are not customers that neither us or KCS actually serve physically. We have commercial access and their real carrier is a short line operator and that short line operator connect with a number of Class 1. So by having the combination that we will propose, they’re actually gaining. They’re gaining because now one of the Class 1, CN-KCS, CN today more is more kind of going east with the freight and KCS more going West. They will now have extra remedy that doesn’t exist today. They will have commercially binding arbitration of dispute. They will have pricing visibility to any gateway that they want to choose beyond using us. They will have — it would have already to any bottleneck situation at these shippers, which again are not served by us.

It’s not 2 for 1, but they are connecting with both of us that not only they will be able to connect with others, obviously, they’re going to go from 6:5 or 5:4. But at the same time, they will have the enhanced aspect of the competition that otherwise they would not have under the CP merger, where that situation would actually not occur. I would argue that in the case of CN, the situation and crew is now they have access to (inaudible) remedy. Back to New Orleans and back to San Luis, yes, these are 2 for 1, talking physical access and commercial access. So we need to recreate that by selling the property to another railroad operator, who would recreate what KCS was offering in terms of option.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Okay. And Pat, I want to ask a few process-related questions if that’s okay. So I obviously read the entire prospectus and quite a lot of details including the Board, had exhausted deliberations on both offers between CP and CN. There’s a spread now still between both the offers. To the extent that hypothetical scenario where we have parity between the offers, between CP and CN down the road, what are kind of beyond just the headline deal value? What are some of the considerations that you and the Board have in terms of comparing and contrasting both the offers?

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

Well, I think our Board has really been very focused on the risk versus value — headline value versus risk. It’s a — there’s been a spread, as you know, from the time that we announced the CP decision and entered into that agreement. We had an alternative bid that didn’t have any regulatory risk. And the Board doesn’t have a number in mind in terms of evaluating that. But obviously, there was no CP voting trust at that point. So the assessment was that, that transaction because it involved more risk, it was appropriate to have a spread and make an educated assessment about the risk.

I think if the situation that you described, it would be hard to know what all the facts are. Is there a difference in the terms or the conditions of the voting trust? Is there a difference in the ability to execute, given some of the responses from the STB? So it’s just very difficult to really answer that question until you have all the facts laid out and know how does the voting trust approval and any conditions that might be attached to that factor into that decision. So I wouldn’t really want to speculate too much on what those facts are going to be and how the Board will weigh those.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Yes. And if we get the STB approval in the next couple of weeks or so, followed closely by shareholder vote, let’s say that gets passed, are we talking about 2, 3 months? I mean, obviously, Mexican approval is going to come after that. Things usually happen pretty slowly in Mexico. I don’t know if that’s a 2-, 3-month process, but how would you characterize kind of the go forward after the shareholder vote and the STB voting on?

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

If we get a good kind of clean decision from the STB, not a complex decision, not a lot of complexity that will take some time to really understand where possible issues that would need to be resolved or cured. So let’s assume that that’s not part of the equation. I think if we got the shareholder vote, STB decision by the end of the month, we’re doing everything we can to move along and get the Mexican approvals as quickly as possible. COFECE, the antitrust agency in Mexico does not have a deadline similar to the STB, they can take whatever time they feel like they need.

So what we’re doing really is just being as responsive as we can. They came back after we filed our initial application with a request for information. We turned that around very quickly, got them what they had asked for, now the ball is back in their court. So that’s really the major kind of way we can influence that. But we’re hoping that a month or 2 maybe for — to wrap up the Mexican approvals. And then I think it’s very reasonable that we could — if we get a shareholder vote, STB decision that we could be closing this transaction during the fourth quarter, before the end of the year, certainly.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Got it. JJ, my last process-related question, I promise. But if we walk through this process where you close the voting trust, KCS is now in trust, Fast forward a year in the back half of ‘22, and let’s just say the STB rejects the merger for whatever reason, you have to divest KCS out of the trust. That is according to, I think, just the merger agreement, that’s a 2-year process. You have — how long do you have or the CM have to kind of affect that divestiture if that comes to play?

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Yes. So we’re going to work hard with all the stakeholders, involve our shippers, associations, cities, passenger operator to be sure that we meet the need that they have. So there’s something in it for everybody that we close the transaction at that time. Let’s say, we get to late 2022 and the condition of the STB proposed for the transaction are too onerous or they actually just say no, we would have 2 years to look for somebody else who would become the owner of KCS.

In the meantime, KCS will continue to operate well under their current management, current capital plan, we’ve seen the business plan. A company, which should continue to increase in value on a stand-alone basis. But 2 years after the decision of the STB is my understanding is where we would have to have a transaction to change the ownership.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Got it. Okay. Let’s talk about the industrial logic of the deal, how this makes a better network for CN over the next several years or decades. I think the $1 billion bottom line benefit is predominantly coming from revenue synergies, is a growth-related acquisition, a lot of that is coming from intermodal. I would say there’s no one better in the North American rail industry that’s grown intermodal as CN. I mean up 80%, 90% over the last decade or so. It’s been remarkable. A lot of that’s come with yield challenges, to be fair.

And so intermodal — leaning into intermodal, obviously, begs a question of mix challenges. There’s obviously the intermodal business that comes from this deal is different than the intermodals you have today in terms of when to call and balance of the network. But talk about how you interpret that mix challenge or opportunity and how the characteristics of the intermodal revenue that you’re leading into as a result of this different than kind of what’s occurred in the last decade?

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Yes. So you’re right. I mean when you said the mix on the synergies is about 25%, 75%. 25% on costs, 75% revenue. On the revenue, the intermodal aspect is significant. I don’t want to dismiss the potential though of moving carloads, for example, a lumber to transload in Texas is definitely one of the carload synergies. There might be some crude to the Gulf, the Kansas City gateway.

By the way, one of the reasons for us to really promote open gateway and open gateway is really for the carload, right? So yes, it gets up to a point that model for UP and BN, but most of the gateway on the interchange, mostly carload. It’s also to attract, make more use of these gateway, to attract more carload to the network, whether we originally terminate is not the point. We want to have a network that really has attract more freight to our network by making it easier for customers to make pricing choices, pricing discovery and as well as to come to using our network. So there might be crude from Alberta to Kansas City, a lot of grain product.

And then you get into intermodal because that’s where the North American economy is growing. The experience of CN as to why we’ve been able to grow intermodal on our mostly [Kansas] network by almost 80% over a decade is because that’s where the economy is growing. We just need to create a mousetrap that’s better than any other mousetrap in that case, the West Coast with most Mossville, Long Beach, Seattle, (inaudible), UP and BN. Would love to recreate that with [Mobil], Lazaro Cardenas, Vera Cruz maybe, New Orleans and make full use of the cities that the new combination will create. We’d like to see at some point, Kansas City to be a bigger hub for intermodal for the new network coming from the East, like the Port of Montreal or coming from the south, or coming from New Orleans, maybe having San Luis to get back on the map.

But the biggest potential is probably stuff like autoport, where you go from autoport, you go from Mexico, which consumes a lot of [winter part] and manufacturing of finished vehicle but also produce further more network, more Northern assembly plant in Michigan, in Ontario. So you create a natural network that has more mile — rail mile than any other network, definitely much more than the 2 Eastern railroads and potentially, in some cases, bigger than the [Maya] (inaudible) benefit. If you sell a train, say, close to Mexico City or San Luis Potosí and you’re into Detroit, what you create is a single line, single operator intermodal network from the time you stock your train or your block from San San Luis Potosí and stop in Detroit.

Competing with today, KCS interchange at the border or close to the boarder in the case of BN. And then after that, another interchange to now turn over the highway operator from Chicago. So here we would actually share less of the revenue potential with the dray at both end. We have a longer haul. We’ll be very focused on making sure these trains run on the basic of PSR, long train, the whole stack and balance as much as possible.

And the balance means revenue both way. That’s really where the marketing team really have to work hard to find business that is going to end up on its way back to Mexico. By that today because these floors are not balanced, as you would expect, so we need to work on balance. The operator needs to work out on having an operating plan that it doesn’t have to be super fast, but it’s to be consistent, and also train which are long enough that we can reduce our costs.

Intermodal can compete and make money easier if you have a longer haul. It does have — intermodal long haul in long term, does not have the same operating ratio than moving unit train or or grain or 50 cars. That’s a fact. But I think as an industry, we need to find ways to make money and what’s available. So now you’re looking maybe more at the EPS, growth operating income, EBITDA or return on invested capital and not just so much on OR. OR is a very good matrix for carload and merchandise, carloads and bulk. But if you apply that too hard on operating on the intermodal, maybe you miss out one of the bigger opportunities of the future, which is competing with the highway. So we want to look and make an investment that are profitable and profitable in what these markets can support in terms of operating income and operating expense.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Just on that point, even if you don’t expand operating margins, the implied incremental margin from that...

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

The total market...

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Is quite strong. Yes. Yes.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Yes. That’s right. So we’re talking unit as opposed to total. Definitely, the transaction is about a total, that’s where the $1 billion plus of EBITDA came in, is that that’s coming from either cost and new business or better business. Definitely, even on an existing intermodal network that we have on our current footprint, we are focused on increasing the yield of that business. Every time we have a chance to increase the train length or create destination train or create train, which has only 2 destination city on it, train, which have better balance going back to the coast. We call this density of the train. Train, which are — where you purify the 53-foot well versus the 40-foot well, depending where you’re going to the coast, are you going to domestic because that’s not the same product type. It has an indirect impact on your revenue per train in that case. And when your train is of the same length — all these things and obviously, your costs within the intermodal operation at both end.

And we also run a trucking firm, only operator, CNTL, who do the drayage for destination. We do this to control the service. And in the case of KCS, we will probably want to have a retail product also that we will market ourselves from Mexico to Canada and the other way around as much as we will partner like we do in Canada with wholesale partner to make full use of the asset. So it will be — I don’t know what the ratio will be. It will probably be a very significant part of working with intermodal partners, either by geography or by lane or in total, depending on what’s possible. But also we would have some presence in terms of all of our sales team doing some retail direct in the marketplace that we can learn from marketplace and be in it sufficiently that we understand what’s happening and that’d be only dependent on their wholesale partner.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Would you roll up to that $1 billion of synergies or EBITDA, how much cushion is there in that? Because a lot of things go wrong. I mean, unfortunately, British Columbia has been dealing with wildfires. I think teachers are back on your tracks in Mexico. Talk to — even the Mexico refined product trades, there’s some bottlenecks. Talk to us about how much cushion there is in that number, because you raised it and how confident you are in the context of all the things that can go wrong in the business.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

And you’re right, you mentioned refined product as another area of growth for Mexico and some of that might come from a CN origin, definitely scenarios of opportunity and it’s good business. But going back to your point, we’ve never really put in — we’re conscious — there’s always things that happen that you can’t quite predict, civil unrest or things related to nature and more. We may have more and more things related to what we call more global warming or whatnot, which is what the BC forest fire right now are related to.

But we never put in all of the synergies in our model. We just create a model with the base case. And as a good market very well we need to have some fallback, hold cards — I don’t know the way they used to call that, so hold cards in case this doesn’t work out.

So the total is bigger than what we are working with on base case and either these other dollars will either protect the base case and/or enhance what we can hope to get from the transaction. And also the economy, obviously, between now and 2025, the way you run your model is going to be quite cheap. We’re coming out of time when economy is post-COVID. So it’s — should be a moment in time and come for the next few years, should we hope we’d be conducive to people like us who will depend on the economy. We — the growth should be like GDP plus, so what is GDP. But it’s coming at a time when GDP should be favorable.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Can we talk about just the last couple of minutes here, specifically on CN and you have some decent guidance out there, high single-digit RTM growth, double-digit EPS growth. Grade volumes aren’t looking so great. You’ve got the British Columbia fires that you’re dealing with in that crisis. How do you think about achieving that full year kind of outlook in the context of all these recent developments?

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Yes. So the operation is running very well this summer. If you put aside the slowdown related to the risk of fire and the fire itself, we didn’t move all the business that was available for us and there’s still a backlog of business for the Port of Vancouver. There’s also some potential backlog in the forest product. The forest product industry, obviously, they do the logging operation in the middle of this area, which is also under stress. So this summer, we had the Federal Government of Canada actually impose some speed restriction on mainline train when the temperature exceed 32 degrees centigrades, if it’s an area as per the high risk of fire. So definitely, that disrupt some of our TPI of operation, it had an impact on our revenue ton mile. We won’t recover the impact, revenue ton mile, what happened since the 1st of July out to today. So it makes the revenue ton mile target for the year-end, more challenging to achieve, no question, yes.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

And that will — that translate to maybe a more difficult time shooting that double-digit EPS growth?

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

So then, we also have a big program on working on our yield pricing in 2 ways, getting the best price possible that we can get from our customers as well as what we call upscaling. So from time to time, you’ll hear news that some business move from one railroad to another. It doesn’t mean actually that you lose business, it just mean that you now do business with somebody else, especially on the port.

So the port keep on getting busy. And the key process is busy as can be, but the payer freight might be a different payer freight and a container might come from a different shipping line. And when that does, it might actually help us over time to improve the yield of the port business itself.

So these are the driver of EPS and the operating income. But obviously, we need the RTM. And right now, the last couple of weeks, the RTM have been weaker because of the challenge in our Western network. Now Western network is the most productive network of CN on the volume side. That’s where a good deal of our revenue comes from.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Yes. Before we just end, let me just ask kind of Pat. I mean, with this Lazaro issue popping up, we’re seeing it in the cross-border volumes most recently pretty significantly. Just give us an update. I mean I know you had a little bit of a difficult operational quarter in the first quarter, I would say. How is that trending in the second quarter? And how should we think about of those operations you’re tracking in light of all that?

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

If you look at where the revenue misses are in terms of our performance here, Lazaro is down because of teacher strike as you mentioned, those things come and they go, and we’re confident that we’ll get that resolved. The automotive business is down significantly because of the chip shortage. But I think that’s going to come back strong, and we’re not losing that business.

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AUGUST 17, 2021 / 4:00PM, KSU.N - Kansas City Southern and Canadian National Railway Co at Deutsche Bank Virtual Transportation Conference

And then the refined products into Mexico, we had a change in the regimen for permitting and inspections from the Mexican government. We think we have that resolved. We think we’ve got good line of sight to what the government expects of us and some of the receivers, the either the terminals or transloaders that were shut down for the same reason are now reopening. We have lost some of that business to truck, but that product wants to move by rail and we’ll get that back. So I feel pretty good about the revenue recovery.

We definitely put resources into the network, people in locomotives and in other assets. We’ve got some capital projects coming online that will help us with our service recovery. And the railroad is running really well, velocity dwell, the metrics that we look at are as good as they have been for at least a year or more. So we’ve got the service issues fixed. There was a cost component of that, that we have now, I think, in the first quarter and the second quarter, I think the revenue where we have been weaker than expected, will come back. And so still hopeful that it all lines up here in the back half of the year, and we still are able to have a very good year.

Amit Singh Mehrotra - Deutsche Bank AG, Research Division - Director and Senior Research Analyst

Okay. I think we’re out of here. I want to thank both of you. I know you’re working incredibly hard, and I really appreciate you guys taking the time to spend 45 minutes with us and discuss. I want to thank you all for joining us as well. We have [CSX] coming up in about 15 minutes, so people, do dial back in. But I think we’ll end it there. Thank you very much.

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

Thank you.

Jean-Jacques Ruest - Canadian National Railway Company - President, CEO & Director

Thanks, Amit. Bye.

Patrick J. Ottensmeyer - Kansas City Southern - CEO, President & Director

Thanks for having us, Amit.

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